UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

**[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**AGL Resources Inc.
Retirement Savings Plus Plan**

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

**AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309**

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Auditors

To the Participants and Administrator of
AGL Resources Inc. Retirement Savings Plus Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AGL Resources Inc. Retirement Savings Plus Plan (the "Plan") as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other independent accountants whose report dated May 17, 2002 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of "*Schedule of Assets (Held at End of Year)*" is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 23, 2003
Atlanta, Georgia

INDEPENDENT AUDITORS' REPORT

AGL Resources Inc.
   Retirement Savings Plus Plan:

We have audited the accompanying statement of net assets available for benefits of the AGL Resources Inc. Retirement Savings Plus Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made my management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

May 17, 2002
Atlanta, Georgia

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Accounts receivable (Note 5)	$597,390	$1,071,498
Interest and dividends receivable	-	18,160
Investments – at fair value		
AGL Resources Inc. common stock	91,559,426	98,408,888
Mutual funds	55,704,575	61,158,170
Short-term investments	12,372,495	7,452,760
Loans to participants	5,223,906	4,597,472
Total investments	164,860,402	171,617,290
Total assets	165,457,792	172,706,948
LIABILITIES		
Accrued transaction costs	-	95,949
Net assets available for benefits – End of year	$165,457,792	$172,610,999

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Net assets available for benefits – Beginning of year	$172,610,999	$178,799,613
Employee contributions	7,795,422	7,305,141
Employer contributions	3,979,806	4,010,811
Dividends on AGL Resources Inc. common stock	4,218,423	4,852,160
Other interest and dividends	1,634,998	1,883,022
Administrative fees	(82,563)	(12,466)
Net depreciation in fair value of investments	(7,984,729)	(689,091)
Distributions to participants	(16,714,564)	(23,538,191)
Net decrease	(7,153,207)	(6,188,614)
Net assets available for benefits – end of year	$165,457,792	$172,610,999

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. (the "Company") Retirement Savings Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General
The Plan was adopted effective January 1, 1986, to provide tax-deferred savings and matching employer contributions to eligible employees. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, all employees age 21 or older who have completed 30 days of service with the Company are eligible to participate in the Plan.

Administration
The Plan is administered by the Plan's Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. The Committee is authorized to employ agents, as they may require, to carry out the provisions of the Plan. The operating expenses of the Plan are paid by the participants. The Committee is authorized to employ agents, as it may require, to carry out the provisions of the Plan. The operating expenses of the Plan are disbursement, withdrawal and INVESCO Retirement Trust transactions fees; and loan issuance and maintenance charges. These expenses are paid by the Plan's participants on a per transaction basis.

The Committee has engaged a trustee to maintain a trust under which contributions to the Plan are invested in various investment funds and a Company common stock fund and from which disbursements are made, at the Committee's request, for the purpose of making distributions and other disbursements. Effective October 1, 2001, a new trustee was appointed, and all investments were transferred into similar funds unless the participant instructed otherwise.

Effective May 1, 2002, the Board of Directors of the Company approved an amendment to the Plan to allow Plan participants to direct all balances, including funds invested in the Company's stock fund, into any investment alternatives available under the Plan.

Contributions
Eligible participants can elect to contribute to the Plan through payroll deduction an amount ranging from 1% to 15% of compensation on a before-tax basis and from 1% to 10% of compensation on an after-tax basis, up to a combined total of 15%. The Company's employer matching contribution percentage is calculated based upon the following terms:

• For employees less than 50 years old on July 1, 2000, the Company contributes an amount equal to 65% of the participant's before-tax contributions up to 8% of the participant's total compensation.

• For employees equal to or older than 50 as of July 1, 2000, the Company matches 65% of the participant's before tax contributions up to the first 6% of the participant's total compensation until June 30, 2010, after which time the Company will match up to the first 8% of the participant's total compensation.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, will be used to reduce future employer contributions. Forfeitures were $53,605 and $97,274 in 2002 and 2001, respectively.

Effective October 1, 2000, the Company acquired Virginia Natural Gas, Inc. ("VNG"). Assets in the following VNG plans were rolled over into the Plan: Virginia Natural Gas, Inc. Hourly Savings Plan ("Hourly Savings"); Virginia Natural Gas, Inc. Employee Savings Plan ("Employee Savings"); and System Thrift Plan of Consolidated Natural Gas Company ("System Thrift").

Effective January 1, 2002, all former participants in the Hourly Savings, Employee Savings, and System Thrift Plans became subject to the same contribution, matching, and vesting guidelines as all other Company employees.

Through December 31, 2001, individuals who previously participated in the Hourly Savings and Employee Savings Plans could elect to contribute from 2% to 10% of compensation on a before-tax basis and up to 16% on an after-tax basis. The Company match was 50% of the first 6% of employee contributions. Through December 31, 2001, individuals who previously participated in the System Thrift Plan could elect to contribute from 2% to 10% of compensation on a before-tax basis and up to 16% on an after-tax basis. The Company match varied from 1% to 10% based on years of service.

Distributions
A participant's after-tax contributions may be withdrawn upon written request, or upon a participant's authorization on the voice response unit or the website of the plan administrator. A participant's before-tax contributions and employer matching contributions may be withdrawn upon termination of employment. Also, while employed by the Company, participants may withdraw before-tax contributions for hardship cases. Additionally, participants greater than age 59½ are permitted to take a distribution from the Plan without an early withdrawal penalty.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances as defined. A participant is entitled to the benefits that can be provided from their vested account.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Loans

Participants may borrow against their account balance. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loans are generally repaid via payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years. Interest is computed quarterly based on the prime rate plus 1%.

Vesting

All amounts are allocated to a participant's before-tax and after-tax contributions account and rollover contribution account. A participant's contribution is vested immediately. A participant's matching contributions account is vested upon occurrence of any one of the following:
- Attainment of age 65 while employed by the Company
- Death while employed by the Company
- Permanent disablement while employed by the Company
- Completion of three years of vesting service

Partial vesting occurs during the three years of vesting service as follows:

Years of Vesting Service	Percentage Vested
1	50%
2	75%
3	100%

Individuals who previously participated in the Hourly Savings and Employee Savings Plans are vested at the earlier of age 55, completion of 5 years of service, retirement, death, disability, or termination due to Company ordered reductions in work force.

Individuals who previously participated in the System Thrift Plan are vested upon 60 months of participation, or upon the earlier of completion of five years of service or age 65.

In connection with the sale of Utilipro, Inc. a former subsidiary of the Company, in February 2001, employees of Utilipro, Inc. ceased participation in the Plan as it relates to future contributions, and all accounts of such participants became 100% vested effective March 1, 2001.

2. Summary Of Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Investment Valuation and Income Recognition

Short-term investments are valued at estimated fair value as determined by the trustee based upon the fair value of underlying assets. Current market values of actively traded securities were determined based upon market quotations received by the trustee. Participant loans are valued at cost, which approximates fair value.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

Payment of Benefits

Benefits are recorded when paid.

3. Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan was terminated, the trustee would be instructed to continue and maintain separate plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan were allowable. In the event of the Plan termination, participants would become 100% vested in their employer contributions.

4. Investments

The following presents the fair values of investments that represent 5% or more of the Plan's assets as of December 31, 2002 and 2001:

	Shares/Units		Amount	
	2002	**2001**	**2002**	**2001**
AGL Resources Inc. common stock	3,767,878	4,274,930	$91,559,426	$98,408,888
AIM Basic Value	892,760	885,559	19,515,735	25,186,440
PIMCO Total Return	1,084,528	851,451	11,571,913	8,906,173
Janus Advisor Growth	630,201	649,313	9,585,355	13,434,284
IRT Stable Value Fund (INVESCO)	8,904,687	4,391,014	8,904,687	4,391,014

The price of the Company's common stock at December 31, 2002 and 2001 was $24.30 and $23.02, respectively. The closing price of the Company's common stock as of June 23, 2003 was $25.88.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Net depreciation in fair value of investments for the years ended December 31, 2002 and 2001 was as follows:

	2002	**2001**
AGL Resources Inc. common stock	$4,919,480	$4,104,905
Mutual funds	(12,904,209)	(4,793,996)
Total	$(7,984,729)	$(689,091)

5. Accounts Receivable

Accounts receivable of the Plan as of December 31, 2002 and 2001 were as follows:

	2002	**2001**
Employee	$335,152	$-
Employer	139,272	-
Other	122,966	1,071,498
Total	$597,390	$1,071,498

Other accounts receivable relates primarily to investments sold within the AGL Resources Inc. common stock fund for which the proceeds have not been received and re-invested in other funds.

6. Tax Status

The Company received a favorable determination letter from the Internal Revenue Service on February 24, 2003. The Plan administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

7. Parties-In-Interest

ERISA defines a party-in-interest to include fiduciaries or employees of the Plan, any person who provides service to the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons. The Plan allows participants to direct investments in the Company's common stock fund and the Plan trustee's mutual funds. The fair market value of investments as of December 31, 2002 and 2001 were as follows:

	2002	**2001**
INVESCO Short Term Investment Funds	$12,372,495	$7,452,760
IRT 500 Index	5,065,744	5,626,585
INVESCO – Balance Fund	3,531,964	4,533,430
AGL Resources Inc. Common Stock	91,559,426	98,408,888
Total	$112,529,629	$116,021,663

Supplemental Schedule

(See Report of Independent Auditors)

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Party-In-Interest	Identity of Issuer	Description of Investment	Cost	Fair Value
	Short-Term Investments:			
*	INVESCO Short-Term Investment Funds			
		Money Market, 8,904,687 Units	$8,904,687	$8,904,687
		Common Stock Fund, 3,467,808 Units	3,467,808	3,467,808
		Total Short-Term	12,372,495	12,372,495
*	**Common Stock** AGL Resources Inc.	Common Stock, 3,767,878 Shares	66,630,919	91,559,426
	Mutual Funds: AIM Basic Value	Growth and Income Fund, 892,760 Units	22,362,570	19,515,735
	PIMCO Total Return	Fixed Income Security Fund, 1,084,528 Units	11,694,639	11,571,913
	Janus Advisor Growth	Aggressive Growth Fund, 630,201 Units	11,633,686	9,585,355
*	IRT 500 Index	S&P 500 Fund, 233,015 Units	5,904,717	5,065,744
*	INVESCO	Balanced Fund, 294,576 Units	3,964,811	3,531,964
	Berger Small Cap Growth	Capital Appreciation Fund, 126,967 Units	3,454,113	2,883,430
	Putnam International Growth	International Stock Fund, 156,948 Units	2,859,403	2,575,511
	AIM Small Cap Growth	Capital Appreciation Fund, 52,756 Units	1,154,280	974,923
			63,028,219	55,704,575
	Loans to Participants	Various interest rates at Prime rate plus 1%	5,223,906	5,223,906
	Total Assets Held for Investment Purposes		$147,255,539	$164,860,402

* See Note 7

SIGNATURE

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)


Date: July 2, 2003   /s/ Richard T. O'Brien
                                       Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Deloitte & Touche LLP